Exhibit 77(e)(1)

AMENDED SCHEDULE A

with respect to the

INVESTMENT MANAGEMENT AGREEMENT

between

ING SEPARATE PORTFOLIOS TRUST

and

ING INVESTMENT MANAGEMENT CO.

Series	Annual Investment Management Fee*
ING SPorts Core Fixed Income Fund	0.00%
ING SPorts International Fixed Income Fund	0.00%

* The Manager has agreed to contractually waive its investment management fee, indefinitely.